Exhibit (g)(5)

            [Letterhead of Philips Semiconductors International B.V.]

                                                          March 29, 1999


By Facsimile
------------

Mr. A. J. Stein
Chairman & CEO
VLSI Technology, Inc.
San Jose, USA.

Dear Mr. Stein:

Based on the briefing I received from our advisors, I was surprised to see your press release and March 28 letter suggesting that Philips had declined to participate in the process to explore VLSI's strategic alternatives. It was my understanding that on Friday we had reached agreement on all substantive terms of the confidentiality agreement. However, my advisors informed me that after the close of business in Europe on Friday your advisors served up a revised draft of the agreement that was inconsistent with what I thought was already agreed. Nevertheless, it is my understanding that our advisors have continued to consult with yours over the weekend regarding reasonable terms upon which Philips would be granted access to VLSI's nonpublic information.

Our team has spent a substantial amount of time working out what we believe to be reasonable terms for participating in your process. Please be assured that Philips has not declined to participate in that process.

With kind regards,

/s/ ARTHUR VAN DER POEL

Arthur van der Poel








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